Filed Pursuant to Rule 424(b)(3)
                                    Registration Statement No.  333-22603
PROSPECTUS



                  Superior Energy Services, Inc.


                           Common Stock


      This Prospectus relates to 561,666 shares (the "Shares") of Common Stock, $.001 par value per share (the "Common Stock"), of Superior Energy Services, Inc. ("Superior") that may be offered from time to time by the selling shareholders described herein (the "Selling Stockholders"). The registration of the Shares does not necessarily mean that any of the shares will be offered or sold by the Selling Stockholders.

      Shares may be sold from time to time in ordinary brokerage transactions on the Nasdaq National Market or such principal securities exchange on which the Common Stock is then trading at prices prevailing at the time of such sales. Brokers executing orders are expected to charge normal commissions, and the proceeds to the Selling Stockholders will be net of brokerage commissions. The Company will not receive any proceeds from the sale of the Shares. Information regarding the Selling Stockholders is set forth herein under the heading "Selling Stockholders." All expenses of registration incurred in connection with this offering are being borne by the Company. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

      The Common Stock is traded on the Nasdaq National Market under the symbol "SESI." On March 18, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $4 15/16 per share.

   SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN
            FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING
                   AN INVESTMENT IN THE COMMON STOCK.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURI-
    TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OR THIS PROSPECTUS.  ANY REPRESENTA-
              TION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             March 20, 1997

                            AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other documents with the Securities and Exchange Commission (the "Commission"). Documents filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission at the following locations: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at
prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

      The Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) the description of the Company's Common Stock set forth in its registration statement under the Exchange Act dated June 12, 1992; and (iv) the Company's Current Report on Form 8-K dated September 16, 1996, as amended by a Form 8-K/A dated September 16, 1996, and Current Report on Form 8-K dated February 28, 1997.

      All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be made a part hereof from their respective dates of filing. Information appearing herein or in any particular document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the documents incorporated herein by reference and should be read together therewith. Any statements contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any of the documents incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests for such copies should be directed to Superior Energy Services, Inc., 1503 Engineers Road, Attention: Investor Relations, P.O. Box 6220, New Orleans, Louisiana 70174, telephone (504) 393-7774.


                                 THE COMPANY

      Superior Energy Services, Inc. ("Superior" or the "Company"), through its subsidiaries, provides specialized oil field services in the Gulf of Mexico. The Company's services include plugging and abandoning oil and gas wells and providing wireline services, the manufacture, sale and rental of specialized oil well equipment and fishing tools, the development, manufacture, sale and rental of oil and gas drilling instrumentation and computerized rig data acquisition systems, and the development, manufacture and sale of oil spill containment booms and ancillary equipment.

      The Company's executive offices are located at 1503 Engineers Road, Belle Chasse, Louisiana and its telephone number at such address is (504) 393-7774.

                                 RISK FACTORS

      Prospective investors should carefully consider the following factors, in addition to other information contained in or incorporated by reference in this Prospectus, regarding an investment in the Common Stock offered hereby.

      Industry Volatility. The demand for oil field services has traditionally been cyclical. Demand for the Company's services is significantly affected by the number and age of producing wells and the drilling and completion of new oil and gas wells. These factors are affected in turn by the willingness of oil and gas operators to make capital expenditures for the exploration, development and production of oil and natural gas. The levels of such capital expenditures are influenced by oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States and overseas, the discovery rate of new oil and gas reserves, local and international political and economic conditions and the ability of oil and gas companies to generate capital. Although the production sector of the oil and gas industry is less immediately affected by changing prices, and, therefore, less volatile than the exploration sector, producers would likely react to declining oil and gas prices by reducing expenditures, which could adversely affect the business of the Company. No assurance can be given as to the future price of oil and natural gas or the level of oil and gas industry activity.

         Seasonality. The businesses conducted by the Company are subject to seasonal fluctuation. The nature of the offshore oil and gas industry in the Gulf of Mexico is seasonal and depends in part on weather conditions. Purchases of the Company's products and services are also to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures as a result of conditions existing in the oil and gas industry or general economic downturns. Fluctuations in the Company's revenues and costs may have a material adverse effect on the Company's business and operations. Accordingly, the Company's operating results may vary from quarter to quarter, depending upon factors outside of its control.

         Dependence on Oil and Gas Industry; Dependence Upon Significant Customers. The Company's business depends in large part on the conditions of the oil and gas industry, and specifically on the capital expenditures of the Company's customers. Purchases of the Company's products and services are also, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures as a result of conditions existing in the oil and gas industry or general economic downturns. The Company derives a significant amount of its revenues from a small number of independent and major oil and gas companies. The inability of the Company to continue to perform services for a number of its large existing customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Company's business and operations.

         Technology Risks. Sales of certain of the Company's products are based primarily on its proprietary technology. The Company's success in the sales of these products depends to a significant extent on the development and implementation of new product designs and technologies. Many of the Company's competitors and potential competitors have more significant resources than the Company. While the Company has patents on certain of its technologies and products, there is no assurance that any patents secured by the Company will not be successfully challenged by others or will protect them from the development of similar products by others.

         Intense Competition. The Company competes in highly competitive areas of the oil field business. The volatility of oil and gas prices has led to a consolidation of the number of companies providing services similar to the Company. This reduced number of companies competes intensely for available projects. Many of the competitors of the Company are larger and have greater financial and other resources than the Company. Although the Company believes that it competes on the basis of technical expertise and reputation of service, there can be no assurance that the Company will be able to maintain its competitive position.

         Potential Liability and Insurance. The operations of the Company involve the use of heavy equipment and exposure to inherent risks, including blowouts, explosions and fire, with attendant significant risks of liability for personal injury and property damage, pollution or other environmental hazards or loss of production. The equipment that the Company sells and rents to customers are also used to combat oil spills. Failure of this equipment could result in property damage, personal injury, environmental pollution and resulting damage. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and services are used may in the future result in large claims. The frequency and severity of such incidents affect the Company's operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect thereto, could affect the ability of the Company to obtain projects from oil and gas operators or insurance and could have a material adverse effect on the Company. In addition, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable.

         Laws and Regulations. The Company's business is significantly affected by laws and other regulations relating to the oil and gas industry, by changes in such laws and by changing administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on it, its businesses or financial condition. Federal and state laws require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is abandoned. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for the Company's services and products. Numerous state and federal laws and regulations affect the level of purchasing activity of oil containment boom and consequently the Company's business. There can be no assurance that a decrease in the level of enforcement of laws and regulations in the future would not adversely affect the demand for the Company's products.

         Environmental Regulation. The Company believes that its present operations substantially comply with applicable federal and state pollution control, and environmental protection laws and regulations and that compliance with such laws has had no material adverse effect upon its operations to date. No assurance can be given that environmental laws will not, in the future, materially adversely affect the Company's operations and financial condition.

         Shares Eligible for Future Sale. As of the date of this Prospectus, the Company had approximately 19.0 million shares of Common Stock outstanding, of which approximately 6.2 million have been registered under the Securities Act and generally are freely transferable (other than shares acquired by "affiliates" of the Company as such term is defined by Rule 144 under the Securities Act). None of the remaining shares of Common Stock issued by the Company were acquired in transactions registered under the Securities Act and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. In April 1997, approximately 10.2 million of the remaining shares of Common Stock will become eligible for sale under Rule 144. The Company is unable to estimate the number of shares that will be sold since this will depend on the market price for the Common Stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

         Concentration of Common Stock Ownership. The Company's directors and executive officers and certain of their affiliates beneficially own approximately, 55% of the outstanding shares of Common Stock. Accordingly, these shareholders will have the ability to control the election of the Company's directors and the outcome of most other matters submitted to a vote of the Company's shareholders.

         Possible Volatility of Securities Prices. The market price of the Common Stock has in the past been, and may in the future continue to be, volatile. A variety of events, including quarter to quarter variations in operating results, news announcements or the introduction of new products by the Company or its competitors, as well as market conditions in the oil and gas industry, or changes in earnings estimates by securities analysts may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have particularly affected the market prices of equity securities of many companies that service the oil land gas industry and which often have been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock.

         No Dividends. The Company's Board of Directors has not paid any dividends on its Common Stock. The Company does not expect to declare or pay any dividends in the foreseeable future.

         Potential Adverse Effect of Issuance of Preferred Stock Without Stockholder Approval. The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $.01 par value per share, with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock and, in certain circumstances, depress the market price of the Common Stock. In the event of issuance, the preferred stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not issue shares of preferred stock in the future. See "Description of Securities."

         Key Personnel. The Company depends to a large extent on the abilities and continued participation of the its executive officers and key employees. The loss of the services of any of these persons would have a material adverse effect on the Company's business and operations.

Forward-Looking Statements

         This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the integration of the Company's recent and pending acquisitions into the Company's existing operations. Such statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                          SELLING STOCKHOLDERS

      The following table sets forth as of February 27, 1997 certain information regarding the Selling Stockholders. Unless otherwise indicated, the Company believes that the persons listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such owners.


                              Beneficial            Beneficial   Percentage
                            Ownership of   Common  Ownership of     of
                            Common Stock   Stock      Common     Beneficial
                               Prior to   Offered     Stock      Ownership
Selling Stockholder            Offering   for Sale  After Sale  After-Offering
______________________      _____________ _________ __________ _______________

Gaines, Berland Inc.           923,472     243,492     679,980      3.7%
Darnell Small (1)              434,000      25,000     409,000      2.2
GKN Securities Corp.           129,932      44,222      85,710       *
Robert Gladstone                69,336      29,736      39,600       *
Roger Gladstone                 69,336      29,736      39,600       *
David M. Nussbaum               69,336      29,736      39,600       *
Stephen Booke (2)               60,000      60,000           0       --
James M. Jacobson, Jr.          58,333       8,333      50,000       *
Dan Purjes                      43,078      43,078           0       --
Bradford Small (3)              33,000      25,000       8,000       *
Gene Sperber                    18,833       8,333      10,500       *
Gerald Amato (2)                15,000      15,000           0       --
___________
*   Less than one percent.
(1) Darnell Small is the widow of Carl Small, the founder of the Company.
(2) Former consultant to the Company.
(3) Bradford Small is a Director of the Company and is the son of Darnell Small and Carl Small.

                             PLAN OF DISTRIBUTION

      All of the Shares offered hereby are being sold by the Selling Stockholders. The Company has been advised that the Shares will be offered by the Selling Stockholders from time to time on the Nasdaq National Market, where the Common Stock is listed, or elsewhere in privately negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of offer and sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by offering and selling the Shares directly or to or through securities broker-dealers, including Gaines, Berland Inc. and GKN Securities Corp., and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Stockholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Upon the Company being notified by any Selling Stockholder that a material arrangement has been entered into with a broker or dealer for the sale of Shares, a Prospectus Supplement will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of Shares involved, (c) the price at which Shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (e) other facts material to the transaction.

      The Selling Stockholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

      The Company has advised the Selling Stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act. The Company has also advised the Selling Stockholders that in the event of a "distribution" of the Shares, the Selling Stockholders, any "affiliated purchasers," and any broker-dealer or other person who participates in such distribution may be subject to Regulation M under the Exchange Act until his or its participation in that distribution is completed. A "distribution" is defined in the rules under the Exchange Act as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. The Company has also advised the Selling Stockholders that Regulation M under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purposes of pegging, fixing or stabilizing the price of the Common Stock in connection with this offering.

      The Company has agreed to indemnify certain of the Selling Stockholders and underwriters against certain liabilities, including liabilities under the Securities Act.


                             LEGAL MATTERS

      The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P., New Orleans, Louisiana.


                                EXPERTS

      The consolidated financial statements of Superior as of and for the two years ended December 31, 1995 incorporated by reference herein have been audited by KMPG Peat Marwick LLP, independent certified public accountants, as indicated in their report with respect thereto, and have been incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering Superior's consolidated financial statements refers to the adoption in 1995 of the methods of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of prescribed by Statement of Financial Accounting Standards No. 121.

      The financial statements of Dimensional Oil Field Services, Inc. as of and for the year ended December 31, 1995 incorporated by reference herein have been audited by KMPG Peat Marwick LLP, independent certified public accountants, as indicated in their report with respect thereto, and have been incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

      Future audited financial statements of the Company and the reports thereon of the Company's independent public accounts will also be incorporated by reference in this prospectus in reliance upon the authority of those accountants as experts in giving those reports to the extent set firm has audited those financial statements and consented to the use of their reports thereon.

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        No dealer, salesperson
or any other  person  has been
authorized    to    give   any
information  or  to  make  any
representation  other than  is
contained in this  Prospectus,
and,  if  given or made,  such
information  or representation
must  not  be relied  upon  as
having  been   authorized   by
Superior.      Neither     the                 561,666 Shares
delivery  of  this  Prospectus
nor  any  sale  made hereunder
shall  under any circumstances                Superior Energy
create  any  implication  that                 Services, Inc.
there has  been  no  change in
the affairs of Superior  since
any  of  the dates as to which
information    is    furnished
herein   or   since  the  date
hereof.  This Prospectus  does
not  constitute  an  offer  to                  Common Stock
sell  or  a solicitation of an
offer  to  buy   any   of  the
securities  offered hereby  to
any   person   or    in    any
jurisdiction   in  which  such
offer or solicitation  is  not
authorized  or  in  which  the                 ______________
person  making  the  offer  or
solicitation  is not qualified                   PROSPECTUS
to  do  so,  or to  make  such                 ______________
offer or solicitation  in such
jurisdiction.
     ____________________
                                               March 20, 1997

      TABLE OF CONTENTS
                          Page

Available Information.....  2
Incorporation of Certain
 Documents by Reference...  2
The Company...............  3
Risk Factors..............  3
Selling Stockholders......  5
Plan of Distribution......  6
Legal Matters.............  7
Experts...................  7

       ________________

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